CERVECERIA NACIONAL, S.A.

TELEFONO: 279-5800
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

04012031

File No. 82-4704

December 30, 2003

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance,
Room 3099 (Stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

04 JAN 12 AM 7:21

SUPPL

Re: Cerveceria Nacional, S.A.
File No.82-4704
Periodic reporting under Rule 12g3-2 (b)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Cerveceria Nacional, S.A., (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (I).

1. Quarterly Actualization Report IN-T (July - September 2003)
2. Interim Consolidated Financial Statement as of September 30, 2003
3. Stockholder letter, September 23, 2003 (English and Spanish)
4. Stockholder letter, December 23, 2003 (English and Spanish)

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Should you need additional information, please do not hesitate to contact the undersigned at (507) 236-1437. Thank you.

Sincerely yours,

Nelson J. Cedeño C.
Finance Controller Manager

(Enclosures)
c.c. Darío Castaño Zapata
(Cerveceria Nacional, S.A.)
c.c. Daniel A. Nemo
(Sullivan & Cromwell)

04 JAN 12 PM 7:21

Comisión Nacional de Valores

República de Panamá

File No. 82-4704

ACUERDO No.18-00
(de 19 de mayo del 2000)
ANEXO No.1

FORMULARIO IN-T
INFORME DE ACTUALIZACION TRIMESTRAL
III TRIMESTRE DEL 2003
(JULIO – SEPTIEMBRE 2003)

CERVECERIA NACIONAL S.A.

INFORMACION GENERAL

1. La razón social y el nombre comercial de la empresa es CERVECERÍA NACIONAL S.A.
2. La empresa está constituida conforme a las leyes de la República de Panamá.
3. CERVECERÍA NACIONAL S.A. se encuentra inscrita a Tomo 3. Folio 102. Asiento 260 de la sección de Personas (Mercantil) del Registro Público de la República de Panamá desde el día veinticuatro (24) de septiembre de 1914, actualizada a la Ficha: 12769; Rollo: 557; Imagen: 43. de la sección de Micropelícula (Mercantil)
4. El domicilio comercial de la empresa es:

Vía Simón Bolivar y Ricardo J. Alfaro. La Locería. República de Panamá
Apartado Postal 6-1393. El Dorado
Panamá. República de Panamá
Teléfono (507)236-1400
Fax (507) 236-4195
Correo Electrónico: info@cerveceria-nacional.com

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta compañía. El estado consolidado de resultados recoge bajo el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En octubre de 2002. Refrescos Nacionales decidió concentrar la producción de bebidas gaseosas en la capital, cerrando las operaciones que tenía en Majagua. David. Provincia de Chiriquí para este propósito.

En enero de 2001 Cervecería Nacional. S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de $1.00 cada una, emitido a favor de Cervecería Nacional, S.A. La sociedad está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norte América. Al 30 de septiembre de 2003, esta sociedad no ha registrado operaciones.

I. ANÁLISIS DE RESULTADOS FINANCIEROS Y OPERATIVOS

A. Liquidez:

La liquidez del grupo se mejoró en 0.12 puntos, pasando de 1.15 al 31 de diciembre de 2002 a 1.27 al 30 de septiembre de 2003 debido principalmente a una disminución en las obligaciones financieras a corto plazo por la suma de B/.5.0 millones. El renglón de efectivo disminuyó en B/.3.1 millones y las cuentas por cobrar comerciales disminuyeron en B/.2.6 millones. Las cuentas por cobrar a compañías afiliadas aumentaron en B/.5.0 millones. Los activos corrientes reflejan un aumento de B/.2.2 millones y los pasivos corrientes reflejan una disminución de B/.2.9 Millones. Al 30 de septiembre de 2003 los activos corrientes cubren 1.27 veces el pasivo circulante y los activos mas líquidos los cubren 0.83 veces.

El nivel de endeudamiento también mejoró en dos puntos porcentuales, disminuyendo de 0.41 a 0.39 y esto se debe principalmente a la disminución de la deuda financiera total en B/.8.1 millones.

A 30 de septiembre de 2003, el saldo total de las obligaciones financieras era de B/.44.2 millones y representa la principal fuente de financiamiento de terceros con que cuenta la empresa (26% de la estructura de capital), seguida del crédito comercial con un 8%, equivalente a B/.12.9 millones.

El impacto de la carga financiera ha disminuido considerablemente de 1.1% a septiembre de 2002 a 0.7% a septiembre de 2003 debido principalmente a los recortes que se han venido dando en la tasa libor desde el primer trimestre del año 2001. La cobertura de intereses pasó de 9.6 veces a septiembre de 2002 a 17.7 veces a septiembre de 2003.

Cervecería Nacional, S.A. y Subsidiarias al 30 de septiembre de 2003 reporta activos totales por la suma de B/.168 millones de dólares, mostrando una disminución interanual de 1%, equivalente a B/.2.4 millones de dólares. Las cuentas más significativas del activo son las cuentas por cobrar, los inventarios, las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio y las propiedades, planta y equipo, neto.

B. Recursos de Capital:

Cervecería Nacional, S.A. ha mantenido una mezcla de recursos propios y deuda con una relación de aproximadamente de 1a 1, los cuales se han utilizado principalmente para el aumento de capacidad y creación de valor agregado a la empresa en actividades de inversión.

Sus principales fondos para la operación provienen del flujo de caja generado por las ventas al contado, que representan el 65 % del total de las ventas, de las depreciaciones y amortizaciones que equivalen aproximadamente a B/. 3.4 MM por trimestre.

C. Resultados de las operaciones:

Al 30 de septiembre de 2003 los resultados operativos del Grupo Cervecería Nacional arrojaron una utilidad de B/.13.2 millones lo que representa un aumento de 23.7%, B/.2.5 millones con relación al mismo período del año anterior. El índice de contribución marginal aumentó de 49.3% a septiembre de 2002 a 50.5% a septiembre de 2003, esto se debe principalmente a un aumento en el volúmen de hectolítros vendidos y a una disminución en los costos de venta, principalmente en el renglón de mano de obra. Esto implica un aumento en el rendimiento sobre las ventas de 2.58 puntos, de 10.1% a septiembre de 2002 a 12.68% a septiembre de 2003.

Los ingresos totales disminuyeron un 3.4% B/.3.7 millones con relación al mismo período del año anterior, esto se debe principalmente, a una disminución en las ventas de B/.1.5 millones y una disminución en los otros ingresos por la suma de B/.2.2 millones, reflejado principalmente en el renglón de otros ingresos por maquila e ingresos por operaciones de comercialización que reflejan una disminución de B/.225 Mil y B/.213 Mil respectivamente. Adicionalmente, la participación en utilidad de compañías afiliadas refleja una disminución de B/.1.6 millones producto de una reserva de B/.200,000 mensual que se empezó a registrar a partir del mes de marzo para hacerle frente a una pérdida en el valor de la inversión en Arrendadora Centroamericana, S.A.

Los Gastos de venta, generales y administrativos reflejan una disminución de B/.2.0 millones con relación al mismo período del año anterior y se debe principalmente a una disminución en los renglones de salarios y otras remuneraciones por la suma de B/.2.4 millones, dietas a los Directores por la suma de B/.120 Mil, depreciación y amortización por la suma de B/.381 Mil, alquileres por la suma de B/.313 Mil, materiales, papelería y útiles de oficina por la suma de B/.153 Mil, alimentación y transporte de empleado por la suma de B/.328 Mil y el gasto de cuentas malas disminuyó en B/.500 Mil. Por otra parte, se refleja un incremento en los servicios profesionales por la suma de B/.176 Mil, en reparación, mantenimiento, gasolina, aceite y otros por B/.415 Mil, en los servicios especiales por la suma de B/.779 Mil, en el gasto de acarreo por la suma de B/.397 Mil, en la energía eléctrica y consumo de agua por la suma de B/.144 Mil y en las propagandas y promociones por la suma de B/.752 Mil, este último debido principalmente al lanzamiento de la cerveza Gold Best que se está promocionando desde el mes de abril.

Por su parte los intereses y cargos financieros disminuyeron en B/.368 Mil permitiendo una utilidad antes de gastos extraordinarios de B/.11.8 millones, B/.748 Mil dólares mas que lo reportado para el mismo período del año anterior.

D. Análisis de las perspectivas:

A pesar de que la situación económica nacional ha tenido su efecto en el ámbito de la industria cervecera, los esfuerzos de mercadeo se han traducido en una recuperación de esta industria del orden del 5% con respecto al año anterior. Esta recuperación rompe con el ciclo de dos años consecutivos de contracción de la industria. El mejoramiento de la eficiencia de producción y operación y la alta calidad de nuestros productos nos ha permitido satisfacer las necesidades de nuestros clientes y comprender el mercado, así como consolidar nuestra creciente participación de mercado. Se esperan flujos de cajas positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

El mercado de cervezas es un mercado con un gran potencial de crecimiento Nuestra participación de mercado pasó de 75.9% en el 2002 a 79.5% a septiembre de 2003. No se esperan cambios sustanciales en cuanto a la competencia en este mercado, aunque defenderemos activamente nuestro nivel de participación. Nuesta compentencia en el mercado de cervezas y gaseosas, ahora bajo el control de otros accionistas, representa un nuevo reto para lo cual nuestra empresa se ha venido preparando en los últimos años. Consideramos que la entrada de estos nuevos actores dará como resultado una dinamización de los mencionados sectores.

En el área de bebidas aprovecharemos nuevas oportunidades que ofrece el mercado de leche y bebidas no carbonatadas potencializando la reciente adquisición de las marcas de la empresa Lecherías Unidas, S.A. La competencia en este segmento se mantendrá muy activa pero con un programa agresivo de nuestra parte.

Los esfuerzos para lograr exportaciones a USA continúan y adicionalmente se ofrecen posibilidades interesantes dentro del área de influencia del Pacto Andino.

File No. 82-4704

Cervecería Nacional, S. A.
y Subsidiarias

Informe y Estados Financieros Consolidados
30 de septiembre de 2003 y 31 de diciembre de 2002

Cervecería Nacional, S. A. y Subsidiarias

Índice para los Estados Financieros Consolidados
30 de septiembre de 2003 y 31 de diciembre de 2002

Cervecería Nacional, S. A. y Subsidiarias

Información General
30 de septiembre de 2003 y 2002

Directores

Principales	Suplentes
Julio Mario Santo Domingo	Alberto Preciado Arbeláez
Julio Mario Santo Domingo Braga	Carlos Alejandro Pérez
Alejandro Santo Domingo	Víctor Alberto Machado Pérez
Ricardo Obregón Trujillo	Edgardo Báez Noguera
Jon David Silverman	Roberto R. Alemán H.
Carlos Bentin Remy	Juan Carlos García C.

Dignatarios

Julio Mario Santo Domingo	Presidente
Alejandro Santo Domingo	Vicepresidente
Darío Castaño Zapata	Presidente Ejecutivo
Ricardo Janson Calhoun	Gerente General
Roberto Alemán Healy	Tesorero
Víctor Alberto Machado Pérez	Secretario

Representante Legal
Darío Castaño Zapata

Domicilio Social
Panamá, República de Panamá, Avenida Ricardo J. Alfaro – Edificio Pasadena
Apartado 6-1393, El Dorado
Teléfono (507) 279-5800

Auditores
PricewaterhouseCoopers

REPORTE DE LA GERENCIA

Responsabilidad de la Gerencia por los Estados Financieros

La responsabilidad por la integridad y objetividad de la información financiera presentada en estos estados financieros consolidados es de la Gerencia de la Compañía. La Gerencia de Cervecería Nacional, S. A. considera que los estados financieros consolidados que se adjuntan presentan razonablemente, la situación financiera de Cervecería Nacional, S.A. y sus subsidiarias (el Grupo) al 30 de septiembre de 2003 y 31 de diciembre de 2002, y los respectivos estados consolidados de resultados, utilidades retenidas, cambios en la inversión de los accionistas y flujos de efectivo de acuerdo con las Normas Internacionales de Información Financiera. En la preparación de los estados financieros consolidados, la Gerencia de la Compañía, incluyó cantidades que son basadas en estimados y juicios, los cuales considera son razonables bajo las circunstancias.

Cervecería Nacional, S. A. mantiene una estructura de control interno efectiva. Esta consiste en una organización con líneas de responsabilidad y delegación de autoridad claramente definidas, procedimientos de control y sistemas integrados que le permiten asegurar la integridad de sus transacciones. Para asegurar la administración efectiva del control interno, Cervecería Nacional, S. A., selecciona y entrena cuidadosamente sus empleados, desarrolla y divulga políticas y procedimientos escritos con una apropiada segregación de funciones, proporciona canales apropiados de comunicación y propicia un ambiente que conduce a la efectividad del funcionamiento de los controles. La Gerencia de Cervecería Nacional, S. A. considera que esta estructura proporciona seguridad razonable de que las transacciones son ejecutadas de acuerdo con las políticas de la Gerencia y las Normas Internacionales de Información Financiera. Un elemento importante del ambiente de control es un programa continuo de Auditoría Interna.

Cervecería Nacional, S. A. contrata los servicios de PricewaterhouseCoopers, auditores externos, para auditar los estados financieros consolidados de acuerdo con las Normas Internacionales de Auditoría, las cuales incluyen una evaluación de la estructura de control interno. Las cifras al 31 de diciembre de 2002 que se adjuntan, son cifras auditadas.

La Junta Directiva y la Alta Gerencia de la Compañía se reúnen periódicamente con los Auditores Externos e Internos para revisar asuntos contables, de auditoría, estructura de control interno y otros asuntos financieros y fiscales.

Lic. Antonio Richa Vicepresidente Financiero	Lic. Nelson J. Cedeño C. Director de Control Financiero

Cervecería Nacional, S. A. y Subsidiarias

Balances Generales Consolidados
30 de septiembre de 2003 y 31 de diciembre de 2002

	2003	2002
Activos		
Activos corrientes		
Efectivo	**B/. 2,362,175**	B/. 5,491,488
Cuentas por cobrar, neto (Nota 3)	**13,161,100**	15,773,583
Cuentas por cobrar – afiliadas (Nota 12)	**15,000,000**	10,001,606
Inventarios, neto (Nota 4)	**20,084,649**	19,599,689
Impuesto sobre la renta pagado por anticipado	**3,060,426**	3,862,174
Gastos pagados por anticipado	**3,999,885**	719,798
Total de activos corrientes	**57,668,235**	55,448,338
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio (Nota 5)	**10,713,137**	12,193,543
Inversiones (Nota 6)	**2,127,528**	2,116,524
Fondo de cesantía	**3,944,236**	3,328,411
Propiedades, planta y equipos, neto (Nota 7)	**90,759,102**	94,397,390
Otros activos	**2,508,502**	2,641,850
Total de activos	**B/. 167,720,740**	B/. 170,126,056
Pasivos e Inversión de los Accionistas		
Pasivos corrientes		
Préstamos por pagar (Nota 8)	**B/. 28,884,348**	B/. 33,884,348
Bonos por pagar (Nota 9)	**1,000,000**	1,000,000
Cuentas por pagar	**12,856,748**	11,850,507
Prestaciones y gastos acumulados por pagar	**2,527,164**	1,440,529
Impuesto sobre la renta por pagar	**-**	9,083
Total de pasivos corrientes	**45,268,260**	48,184,467
Préstamos por pagar, neto de porción corriente (Nota 8)	**14,360,869**	17,499,130
Impuesto sobre la renta diferido	**4,590,590**	4,295,150
Prima de antigüedad e indemnización por pagar	**1,298,880**	942,156
Interés de accionistas minoritarios en subsidiarias consolidadas	**953,864**	948,143
Compromisos y contingencias (Nota 14)		
Inversión de los accionistas		
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000; emitidas: 16,200,000)	**51,787,220**	51,672,163
Utilidades retenidas	**60,951,546**	58,075,336
	112,738,766	109,747,499
Acciones en tesorería: 840,738 en el 2003 y 2002	**(11,490,489)**	(11,490,489)
Total de inversión de los accionistas	**101,248,277**	98,257,010
Total de pasivos e inversión de los accionistas	**B/. 167,720,740**	B/. 170,126,056

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Resultados
Por los períodos terminados el 30 de septiembre de 2003 y 2002

	2003	2002
Ventas netas	B/. 103,752,095	B/. 105,273,149
Costo de ventas	51,376,877	53,391,156
Contribución marginal	52,375,218	51,881,993
Gastos de ventas, generales y administrativos (Nota 15)	39,214,975	41,239,040
Resultado de operación	13,160,243	10,642,953
Otros ingresos	510,339	1,102,625
Alquileres ganados	88,405	156,130
Intereses ganados	97,208	134,770
Dividendos ganados	7,317	5,530
Ganancia en venta de propiedades	189,974	-
	893,243	1,399,055
Intereses y cargos financieros (Nota 10)	(743,462)	(1,111,572)
Participación en (pérdidas) utilidades de compañías afiliadas	(1,480,406)	150,824
Utilidad antes de gastos de reestructuración y cargos extraordinarios	11,829,618	11,081,260
Gastos de reestructuración (Nota 16)	1,845,688	-
Cargos extraordinarios (Nota 17)	352,257	-
Utilidad antes del impuesto sobre la renta estimado	9,631,673	11,081,260
Impuesto sobre la renta estimado:		
Corriente	809,912	914,055
Diferido	295,440	177,974
Total de impuesto sobre la renta	1,105,352	1,092,029
Utilidad antes de la participación de accionistas minoritarios en utilidad de subsidiaria consolidada	8,526,321	9,989,231
Participación de accionistas minoritarios en utilidad de subsidiaria consolidada	(5,721)	20,191
Utilidad neta	B/. 8,520,600	B/. 10,009,422
Acciones emitidas y en circulación	15,359,262	15,359,262
Utilidad neta por acción (Nota 13)	B/. 0.55	B/. 0.65

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Utilidades Retenidas
30 de septiembre de 2003 y 31 de diciembre de 2002

	2003	2002
Utilidades Retenidas		
Saldo al inicio del período	**B/. 48,561,753**	B/. 50,173,297
Participación en déficit acumulado de subsidiaria no consolidada	**-**	(472,476)
Saldo ajustado al inicio del período	**48,561,753**	49,700,821
Utilidad neta	**8,520,600**	7,673,373
Transferencia al fondo de reserva legal	**(497,954)**	(303,975)
Dividendos pagados	**(5,529,333)**	(7,372,446)
Utilidades capitalizadas	**(115,057)**	(1,136,020)
Saldo al final del período	**50,940,009**	48,561,753
Fondo de Reserva Legal		
Saldo al inicio del período	**7,779,879**	7,475,904
Transferencia de utilidades	**497,954**	303,975
Saldo al final del período	**8,277,833**	7,779,879
	59,217,842	56,341,632
Superávit por revaluación de terrenos y mejoras	**1,734,109**	1,734,109
Impuesto complementario	**(405)**	(405)
Utilidades retenidas	**B/. 60,951,546**	B/. 58,075,336

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Cambios en la Inversión de los Accionistas
30 de septiembre de 2003 y 31 de diciembre de 2002

	Cantidades		Acciones	
	2003	**2002**	**2003**	**2002**
Autorizadas			**40,000,000**	40,000,000
Capital en Acciones				
Emitidas				
Saldo al inicio del período	**B/. 51,672,163**	B/.50,536,143	**16,200,000**	16,200,000
Utilidades capitalizadas	**115,057**	1,136,020	**-**	-
Saldo al final del período	**51,787,220**	51,672,163	**16,200,000**	16,200,000
Utilidades Retenidas				
Saldo al final del período	**60,951,546**	58,075,336	**-**	-
	112,738,766	109,747,499	**16,200,000**	16,200,000
Acciones en Tesorería				
Saldo al inicio del período	**(11,490,489)**	(11,083,221)	**(840,738)**	(840,738)
Aumentos	**-**	(407,268)	**-**	-
Saldo al final del período	**(11,490,489)**	(11,490,489)	**(840,738)**	(840,738)
	B/.101,248,277	B/.98,257,010	**15,359,262**	15,359,262
Valor por acción	**B/. 6.59**	B/. 6.40	**15,359,262**	15,359,262

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Flujos de Efectivo
Por los períodos terminados el 30 de septiembre de 2003 y 2002

	2003	2002
Flujos de efectivo de las actividades de operación		
Utilidad antes del gasto de reestructuración, cargos extraordinarios, impuesto sobre la renta y participación de accionistas minoritarios en subsidiaria consolidada	**B/. 11,829,618**	B/. 11,081,260
Ajustes para conciliar la utilidad antes del impuesto sobre la renta y participación de accionistas minoritarios en subsidiaria consolidada con el efectivo neto provisto por las actividades de operación:		
Ganancia en venta de propiedades	**(189,974)**	-
Depreciación y amortización	**7,034,414**	7,498,471
Amortización de botellas y cajas	**2,933,901**	2,316,808
Amortización de plusvalía	**93,884**	79,625
Amortización de concesiones préstamos	**126,538**	127,018
Provisión para cuentas de cobro dudoso	**260,000**	760,925
Impuesto sobre la renta corriente	**(809,912)**	(914,055)
Impuesto sobre la renta diferido	**(295,440)**	(177,974)
Participación de accionistas minoritarios en Utilidad de subsidiarias consolidadas	**(5,721)**	20,191
Intereses ganados	**(97,208)**	(135,031)
Dividendos ganados	**(7,317)**	(5,530)
Intereses pagados	**743,462**	1,553,678
Participación en (pérdidas) utilidades de compañías afiliadas	**1,480,406**	(150,824)
Resultado de las operaciones antes de cambios en el capital de trabajo	**23,096,651**	22,054,562
Cuentas por cobrar	**2,352,483**	2,444,698
Cuentas por cobrar – afiliadas	**(4,998,394)**	-
Inventarios	**(3,418,861)**	(2,100,246)
Impuesto sobre la renta pagado por anticipado	**801,748**	913,438
Gastos pagados por anticipado	**(3,280,087)**	(1,277,502)
Otros activos	**6,809**	182,528
Cuentas por pagar	**1,006,241**	(9,576,731)
Prestaciones y gastos acumulados por pagar	**1,086,638**	(148,197)
Prima de antigüedad e indemnización por pagar	**356,724**	(3,512)
Impuesto sobre la renta por pagar	**(9,083)**	-
Flujos de efectivo antes de gastos de reestructuración	**17,000,869**	12,489,038
Gasto de reestructuración	**(1,845,688)**	-
Cargos extraordinarios	**(352,257)**	-
Efectivo neto provisto por las actividades de operación	**14,802,924**	12,489,038

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Flujos de Efectivo - continuación
Por los períodos terminados el 30 de septiembre de 2003 y 2002

	2002	2001
Flujos de efectivo de las actividades de inversión		
Fondo de cesantía	**B/. (615,825)**	B/. (468,139)
Intereses ganados	**97,208**	135,031
Dividendos ganados	**7,317**	5,530
Inversiones en compañías afiliadas al método de participación en el patrimonio	**-**	(301,648)
Inversiones	**(11,006)**	858,565
Adquisición de activo fijo, neto de retiros	**(3,300,036)**	(3,941,067)
Efectivo neto usado en las actividades de inversión	**(3,822,342)**	(3,410,080)
Flujos de efectivo de las actividades de financiamiento		
Préstamos recibidos	**22,700,000**	13,500,000
Amortización de préstamos	**(30,838,261)**	(20,138,261)
Bonos por pagar	**-**	120,000
Intereses pagados	**(743,462)**	(1,553,678)
Dividendos pagados	**(5,529,333)**	(5,529,334)
Ajuste a períodos anteriores	**-**	-
Impuesto sobre la renta diferido	**295,440**	177,974
Interés de accionistas minoritarios en subsidiarias consolidadas	**5,721**	(48,594)
Efectivo neto usado en las actividades de financiamiento	**(14,109,895)**	(13,471,893)
Disminución neta en el efectivo	**(3,129,313)**	(4,392,935)
Efectivo al inicio del período	**5,491,488**	6,009,762
Efectivo al final del período	**B/. 2,362,175**	B/. 1,616,827

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

1. Información Corporativa

Cervecería Nacional, S. A. y subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, Libbys y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta Compañía. El estado consolidado de resultados recoge según el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En enero del 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de B/.1.00 cada una, emitido a favor de Cervecería Nacional, S. A. La Compañía está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica. Al 30 de Septiembre de 2003, esta Compañía no ha registrado operaciones.

Cervecería Nacional, S. A. y subsidiarias son miembros del Grupo Empresarial Bavaria, el cual ejerce influencia importante en las decisiones administrativas y de operaciones del Grupo y reflejan intereses comunes.

2. Resumen de las Políticas de Contabilidad Significativas

A continuación se presenta un resumen de las principales políticas contables adoptadas en la preparación de los estados financieros consolidados del Grupo, las cuales reflejan la aplicación de las Normas Internacionales de Información Financiera (NIIF), antes Normas Internacionales de Contabilidad (NIC):

General

Los estados financieros consolidados adjuntos han sido preparados de acuerdo con las Normas Internacionales de Información Financiera (NIIF), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASC) y adoptadas por el Consejo de Normas Internacionales de Contabilidad (IASB) que lo sustituyó.

Base de Preparación
Excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación, los estados financieros consolidados han sido preparados sobre la base del costo histórico.

Las políticas de contabilidad aplicadas por el Grupo son consistentes con aquellas utilizadas el año anterior.

Los estados financieros consolidados están expresados en balboas (B/.), unidad monetaria de la República de Panamá, la cual está a la par y es de libre cambio con el dólar ($) de los Estados Unidos de Norteamérica.

Principios de Consolidación
Los estados financieros consolidados incluyen las cuentas de Cervecería Nacional, S. A. y sus subsidiarias: Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A. y Capitales y Tenencias, S. A., después de la eliminación de todas las cuentas y transacciones significativas entre compañías. Cervecería Nacional, S. A. es dueña 100% de las acciones de Distribuidora Comercial, S. A., Bienes Raíces Pasadena, S. A., Capitales y Tenencias, S. A. y Balboa Beer Import Company y en Refrescos Nacionales, S. A. posee el 98% de participación. Todas las subsidiarias de Cervecería Nacional, S. A. son sociedades anónimas organizadas de acuerdo con las leyes de la República de Panamá y con domicilio en la Ciudad de Panamá, República de Panamá, con excepción de Balboa Beer Import Company que está organizada bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica.

Régimen de Incentivos Industriales
Las empresas manufactureras se acogen al régimen de incentivos para el fomento y desarrollo de la industria nacional y de las exportaciones, previsto en la Ley 3 del 20 de marzo de 1986. La inscripción del Grupo en el Registro Oficial de la Industria Nacional tiene distintas fechas de vencimiento que van hasta el año 2009.

El Grupo tiene los siguientes incentivos fiscales:

a) Impuesto de importación del 3% sobre maquinaria, equipo, partes y accesorios, materia prima, productos semi-elaborados, envases, combustibles y lubricantes que entren en la composición y proceso de elaboración de sus productos.

b) Exoneración del impuesto sobre la renta de las ganancias provenientes de las exportaciones de sus productos y sobre las utilidades netas reinvertidas para la expansión de la capacidad de la planta o para producir artículos nuevos.

c) Régimen especial de arrastre de pérdidas para efectos del pago del impuesto sobre la renta. Las pérdidas sufridas durante cualquier año de operación, dentro de la vigencia del Registro Oficial, podrán deducirse de la renta gravable en los tres años inmediatamente posteriores al año en que se produjeron.

Inversiones, al Método de Participación en el Patrimonio
El método de participación en el patrimonio se utiliza para las inversiones en compañías afiliadas en donde la inversión representa del 20% al 50% de las acciones en circulación de la compañía en la que se invierte.

Inversiones
Las inversiones que se mantienen hasta su vencimiento son registradas al costo de adquisición y se reconocen las pérdidas únicamente cuando la reducción en el valor de mercado es permanente.

Estimación para Cuentas de Cobro Dudoso
La Administración aumenta la estimación para cuentas de cobro dudoso en base a la evaluación de sus cuentas por cobrar con cargo a operaciones. Las cuentas que resulten incobrables en cada período son rebajadas de la estimación.

Inventarios
Los inventarios están registrados al más bajo del costo y su valor neto de realización, usando el método de costo promedio.

Amortización de Botellas y Cajas
La amortización de botellas y cajas se calcula en base a la producción envasada.

Propiedades, Planta y Equipos
Las propiedades, planta y equipos están valorados al costo, excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación. La depreciación se calcula mediante el método de línea recta en base a la vida útil estimada de los siguientes activos: maquinaria y equipo de 8 a 15 años, edificios y mejoras 30 años, mobiliario y equipo de 8 a 10 años.

Deterioro de Activos Productivos
La maquinaria y equipo es revisada para determinar si existen pérdidas por deterioro cuando eventos o cambios en circunstancias indican que los importes en libros pueden ser no recuperables. Una pérdida por deterioro se reconoce cuando el importe en libros del activo excede a su importe recuperable, que es el mayor entre su precio de venta neto y su valor en uso.

Fondo de Jubilación
Cervecería Nacional, S. A. realiza aportes mensuales al fondo de jubilación y aportes extraordinarios periódicamente para cubrir el déficit de las reservas actuariales. Estos aportes extraordinarios se registran a gastos.

Fondo de Cesantía / Prima de Antigüedad e Indemnización Acumuladas
Las leyes laborales obligan a los empleadores a establecer un fondo de cesantía para pagar al trabajador al cesar la relación de trabajo, cualesquiera que sean las causas, la prima de antigüedad e indemnización en casos de despidos injustificados. La Administración cotiza al fondo de cesantía en base al 2.25% del total de los salarios pagados.

Política de Dividendos
El pago de dividendos lo decide la Junta Directiva de la empresa anualmente, de acuerdo a las utilidades obtenidas y a las inversiones proyectadas.

Reserva Legal
Mediante asamblea general extraordinaria de accionistas de la Cervecería Nacional, S. A. celebrada el 29 de enero de 1973, se resolvió destinar por lo menos un cinco por ciento de las utilidades netas de la Cervecería Nacional, S. A. a un fondo de reserva.

Uso de Estimaciones
La presentación de los estados financieros de conformidad con las Normas Internacionales de Información Financiera requiere que la Administración del Grupo efectúe estimaciones y supuestos relacionados a la presentación de activos y pasivos. Los resultados reales pueden diferir de estas estimaciones.

Las estimaciones importantes que son particularmente susceptibles a cambios significativos se relacionan con la determinación de la provisión para cuentas de cobro dudoso y la depreciación de la maquinaria, mobiliario y equipo.

Impuesto Sobre la Renta Estimado
El impuesto sobre la renta estimado del período comprende tanto el impuesto corriente como el impuesto diferido. El impuesto sobre la renta es reconocido en los resultados de operaciones del período corriente.

El impuesto corriente se refiere al impuesto por pagar sobre los ingresos netos gravables del período, utilizando las tasas vigentes a la fecha del balance general.

El impuesto sobre la renta diferido es calculado con base al método de pasivo, considerando las diferencias temporales entre los valores según libros de los activos y pasivos informados para propósitos financieros y los montos utilizados para propósitos fiscales. El monto de impuesto diferido está basado en la forma de realización de los activos y pasivos, utilizando las tasas de impuesto sobre la renta vigentes a la fecha del balance general.

3. Cuentas por Cobrar, Neto

Las cuentas por cobrar se resumen a continuación:

	30 de Septiembre 2003	31 de Diciembre 2002
Cuentas por cobrar	**B/. 13,444,424**	B/. 15,049,059
Estimación para cuentas de cobro dudoso	**(1,007,218)**	(962,246)
	12,437,206	14,086,813
Empleados	**36,129**	64,247
Otras	**687,765**	1,622,523
	B/. 13,161,100	B/. 15,773,583

El movimiento de la estimación para cuentas de cobro dudoso se presenta a continuación:

	30 de Septiembre 2003	31 de Diciembre 2002
Saldo al inicio del período	**B/. 962,246**	B/. 2,061,542
Saldo al inicio del año de subsidiaria no consolidada	**-**	(22,826)
Saldo ajustado al inicio del período	**962,246**	2,038,716
Aumento	**260,000**	390,000
Disminución	**(215,028)**	(1,466,470)
Saldo al final del período	**B/. 1,007,218**	B/. 962,246

4. Inventarios, Neto

Los inventarios se componen de:

	30 de Septiembre 2003	31 de Diciembre 2002
Productos terminados	**B/. 3,628,794**	B/. 3,218,767
Materia prima	**3,197,142**	2,700,609
Materiales y suministros, neto	**8,671,528**	8,673,339
	15,497,464	14,592,715
Botellas y cajas, neto	**4,587,185**	5,006,974
	B/. 20,084,649	B/. 19,599,689

5. Inversiones y Adelantos en Compañías Afiliadas, al Método de Participación en el Patrimonio

El resumen de las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio se desglosa a continuación:

	30 de Septiembre 2003	31 de Diciembre 2002
Inversiones		
Saldo al inicio del período	**B/. 10,701,885**	B/. 6,281,918
Aumento (disminución)	**-**	4,419,967
Saldo al final del período	**10,701,885**	10,701,885
Participación en las Utilidades Retenidas		
Saldo al inicio del período	**1,491,658**	3,373,047
Saldo al inicio del período de subsidiaria no consolidada	**-**	(1,339,292)
Ajuste a la participación de años anteriores	**-**	(239,417)
Participación en las pérdidas del período	**(1,480,406)**	(302,680)
Saldo al final del período	**11,252**	1,491,658
	B/. 10,713,137	B/. 12,193,543

6. Inversiones

Las inversiones se resumen a continuación:

	30 de Septiembre 2003	31 de Diciembre 2002
Acciones de compañías nacionales	B/. 1,388,194	B/. 1,399,622
Bonos de empresas privadas	50,000	50,000
Certificados de Poder Cancelatorio	599,356	576,924
Bonos del Estado	89,978	89,978
	B/. 2,127,528	B/. 2,116,524

7. Propiedades, Planta y Equipos, Neto

Las propiedades, planta y equipos al 30 de septiembre de 2003 y 31 de diciembre de 2002 se desglosan a continuación:

	30 de septiembre de 2003				
	Saldo al Inicio del Año	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo					
Maquinaria y equipo	B/.113,780,078	B/. 100,052	B/. 602,135	B/. 1,047,798	B/.114,325,793
Edificio	25,914,513	-	233,884	125,773	25,806,402
Terreno	19,388,680	-	77,133	3,834	19,315,381
Mobiliario y equipo	14,116,128	662,646	66	90,402	14,869,110
	173,199,399	762,698	913,218	1,267,807	174,316,686
Depreciación y Amortización Acumuladas					
Maquinaria y equipo	63,816,198	4,812,396	495,889	12,277	68,144,982
Edificio	6,296,051	518,415	220,181	(84)	6,594,201
Mobiliario y equipo	9,357,505	1,574,498	-	-	10,932,003
	79,469,754	6,905,309	716,070	12,193	85,671,186
Obras en proceso	667,745	2,532,453	-	(1,086,596)	2,113,602
Valor neto	B/. 94,397,390				B/.90,759,102

	31 de diciembre de 2002					
	Saldo al Inicio del Año	Saldo al Inicio de Subsidiaria No Consolidada	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo						
Maquinaria y equipos	B/.132,903,667	B/.(18,500,636)	B/. 940,236	B/.3,861,724	B/.2,298,535	B/.113,780,078
Edificio	27,862,955	(2,203,524)	-	231,750	486,832	25,914,513
Terreno	19,727,621	-	-	27,045	(311,896)	19,388,680
Mobiliario y equipo	12,136,608	(506,809)	586,833	-	1,899,496	14,116,128
	192,630,851	(21,210,969)	1,527,069	4,120,519	4,372,967	173,199,399
Depreciación y Amortización Acumuladas						
Maquinaria y equipos	68,426,784	(7,947,931)	6,992,381	3,407,189	(247,847)	63,816,198
Edificio	7,106,256	(1,201,097)	645,744	161,711	(93,141)	6,296,051
Mobiliario y equipo	7,551,471	(292,797)	2,106,993	-	(8,162)	9,357,505
	83,084,511	(9,441,825)	9,745,118	3,568,900	(349,150)	79,469,754
Obras en proceso	3,673,046	(1,046,378)	2,595,361	9,573	(4,544,711)	667,745
Valor neto	B/.113,219,386					B/. 94,397,390

Propiedades, planta y equipos garantizan obligaciones bancarias.

8. Préstamos por Pagar

Los préstamos por pagar al 30 de septiembre de 2003 y 31 de diciembre de 2002 se detallan a continuación:

	2003			2002
	Porción Corriente	Porción Largo Plazo	Total	Total
Lloyds TSB Bank PLC	B/. 3,440,000	B/. 1,800,000	B/. 5,240,000	B/. 7,320,000
The Bank of Nova Scotia	6,944,348	12,560,869	19,505,217	21,563,478
Dresdner Bank Lateinamerika, AG	-	-	-	6,500,000
Citibank, NA	3,000,000	-	3,000,000	3,000,000
Banco Nationale de París, Paribas	7,000,000	-	7,000,000	2,000,000
HSBC Bank, USA	3,500,000	-	3,500,000	6,200,000
BankBoston, NA	5,000,000	-	5,000,000	4,800,000
	B/.28,884,348	B/.14,360,869	B/.43,245,217	B/.51,383,478

Cervecería Nacional, S. A. tiene líneas de crédito a corto plazo en los siguientes cinco bancos: The Bank of Nova Scotia por B/.5,000,000, BankBoston, NA por B/.5,000,000, Banque Nationale de París por B/.7,000,000, HSBC Bank USA por B/.10,200,000 y Citibank, NA Panamá por B/.3,000,000. Al 30 de septiembre de 2003 la porción no utilizada de las líneas de crédito era de B/.7,500,000 (2001 - B/.15,700,000).

The Bank of Nova Scotia concedió, en el 2000, crédito a Cervecería Nacional, S. A. hasta la suma de B/.15,000,000 con vencimiento en el 2005. Este préstamo se amortiza en abonos trimestrales de B/.326,087 a capital. El préstamo está garantizado con primera hipoteca y anticresis sobre varias propiedades pertenecientes al Grupo Cervecería Nacional con un valor estimado de mercado no menor de B/.19,000,000 y endoso de póliza de seguro sobre las propiedades hipotecadas a una cobertura del 80% del valor del avalúo.

Lloyds TSB Bank PLC y The Bank of Nova Scotia, en 1998 concedieron crédito a Cervecería Nacional, S. A. hasta la suma de B/.18,000,000, a razón de B/.9,000,000 cada uno con vencimiento en el 2005. Estos préstamos se amortizan en abonos trimestrales de B/.360,000 a cada banco. Los préstamos están garantizados por maquinaria y equipo por valor aproximado de B/.10,146,622, equipo rodante por valor de B/.3,881,810, construcciones en proceso y endoso de póliza de seguro sobre dichos activos. Además, en garantía de estos préstamos Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. constituyeron primera y segunda hipoteca sobre ciertas fincas de su propiedad.

Los intereses de los préstamos son ajustables periódicamente de acuerdo al costo de los fondos en el mercado financiero local e internacional.

9. Bonos por Pagar

En 1999, la Comisión Nacional de Valores autorizó a Refrescos Nacionales, S. A. la emisión de bonos agroindustriales por siete millones de balboas en una sola serie, a una tasa fija anual de 7.5% y vencimiento en el 2003. De los cuales seis millones se emitieron a Distribuidora Comercial, S. A. y un millón a terceros.

Los intereses que devengan los bonos son pagaderos trimestralmente, específicamente los días 14 de marzo, 14 de julio, 14 de septiembre y 14 de diciembre de cada año hasta su fecha de vencimiento o la fecha de su redención anticipada.

Los pagos de capital e intereses los efectúa Primer Banco del Istmo, S. A., como Agente de Pago, Registro y Transferencia, a favor del tenedor registrado de los bonos. La emisión de los bonos está respaldada por el crédito general de la Compañía.

10. Intereses y Cargos Financieros

Los intereses y cargos financieros al 30 de septiembre de 2003 y 2002 se detallan como sigue:

	2003	2002
Préstamos	B/. 687,733	B/. 979,412
Bonos	55,729	68,387
Arrendamiento financiero	-	63,773
	B/. 743,462	B/. 1,111,572

11. Segmentos del Negocio

Para la Gerencia, la compañía está organizada en dos divisiones operativas principales; la División de Cerveza y la División de Bebidas, cada una de las cuales está encabezada por un vicepresidente. Estas divisiones constituyen la base de la información por segmentos de la compañía. El segmento de cervezas se dedica a la fabricación , distribución y venta de cervezas. El segmento de bebidas tiene como principal actividad el procesamiento y distribución de leche, jugos y productos derivados, así como la distribución y venta de bebidas gaseosas refrescantes, principalmente para consumo local. Los otros negocios incluyen la venta de propiedades y alquiler de inmuebles, adicional el manejo de otras inversiones.

Información sobre Segmentos del Negocio

	Total Consolidado	ELIMINACIONES Dr.	Cr.	Total	Cevesa	Bebidas	Otros Negocios
Ventas a clientes	103,752,095		-	103,752,095	62,996,984	40,755,111	-
Costo de ventas	51,376,877		367,200	51,744,077	26,829,417	24,914,660	-
Contribución Marginal	52,375,218	-	-367,200	52,008,018	36,167,567	15,840,451	-
Gastos de ventas, generales y administrativos	41,412,920	36,513	9,000	41,385,407	25,516,134	15,345,780	523,493
Resultado de operación	10,962,298	36,513	-358,200	10,622,611	10,651,433	494,671	-523,493
Otros ingresos	510,339	-	-	510,339	412,678	94,346	3,315
Alquileres ganados	88,405	376,200	-	464,605	18,950	3,600	442,055
Intereses ganados	97,208	71,959	-	169,167	151,870	17,297	-
Dividendos ganados	7,317		-	7,317	-	4,020	3,297
Dividendos ganados - intercompañía	-	195,390	-	195,390	195,390	-	-
Ganancia en venta de propiedades	189,974	-	-	189,974	81,447	38,527	70,000
Otros Ingresos	893,243	643,549	-	1,536,792	860,335	157,790	518,667
Utilidad bruta en ventas	11,855,541	680,062	-358,200	12,159,403	11,511,768	652,461	-4,826
Intereses y cargos financieros	743,462		71,959	815,421	345,233	470,188	-
Participación en utilidades de compañías afiliadas	-1,480,406	-	-	-1,480,406	-1,480,406	-	-
Utilidad antes del impuesto sobre la renta	9,631,673	680,062	-286,241	9,863,576	9,686,129	182,273	-4,826
Impuesto sobre la renta estimado:							
Corriente	809,912	-	-	809,912	791,914	17,998	-
Diferido	295,440	-	-	295,440	417,242	-121,802	-
Total impuesto sobre la renta Estimado	1,105,352	-	-	1,105,352	1,209,156	-103,804	-
Utilidad antes de la participación de accionistas minoritarios en subsidiarias consolidadas	8,526,321	680,062	-286,241	8,758,224	8,476,973	286,077	-4,826
Participación de accionistas minoritarios en subsidiarias consolidadas	5,721	5,721		-	-	-	-
Utilidad neta	8,520,600	685,783	-286,241	8,758,224	8,476,973	286,077	-4,826
Activos por segmentos	167,720,740	4,543,776	52,502,761	215,679,725	138,137,595	55,700,191	21,841,939
Pasivos por segmentos	65,518,602	20,079,787		85,598,389	64,759,322	11,037,912	9,801,155
Patrimonio de los accionistas	102,202,138	46,898,463	16,043,666	133,056,835	90,698,265	27,985,097	14,373,573
Otros gastos no monetarios							
Provisión para cuentas malas	260,000	-	-	260,000	190,000	70,000	-
Depreciación y amortización	7,034,415	-	-	7,034,415	4,089,290	2,679,527	265,598
Amortización plusvalía	93,886	-	-	93,886	-	93,886	-
Amortización de botellas y cajas neto	2,933,901	-	-	2,933,901	1,753,520	1,180,381	-
Amortización de concesiones y préstamos	126,538	-	-	126,538	20,575	105,963	-
Impuesto sobre la renta diferido	295,440	-	-	295,440	417,242	-121,802	-
	10,744,180	-	-	10,744,180	6,470,627	4,007,955	265,598

12. Saldos entre Partes Relacionadas

El detalle de los saldos entre partes relacionadas se presenta a continuación:

	30 de Septiembre 2003	31 de Diciembre 2002
En los Balances Generales		
Cuentas por cobrar		
Latin Development Corporation	B/. 15,000,000	B/. 10,001,606

13. Utilidad Neta por Acción

El cálculo de la utilidad neta por acción al 30 de septiembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Utilidad neta	B/. 8,520,600	B/. 10,009,422
Número promedio ponderado de acciones	15,359,262	15,359,262
Utilidad neta por acción	B/. 0.55	B/. 0.65

14. Compromisos y Contingencias

Compromisos

Fianzas Solidarias

El 26 de junio de 2002 se firmaron acuerdos de préstamos entre Bavaria, S. A. y la International Finance Corporation (IFC) por un monto total de B/.318 millones de dólares, de los cuales Cervecería Nacional, S. A., entre otras subsidiarias de Bavaria, S. A., actúa en calidad de codeudor solidario.

Contingencias

Procesos por Prácticas Monopolísticas
Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A. tienen demanda civil ordinaria presentada por Dirección y Administración de Empresas, S. A., Cervecería Barú, S. A., Cervecería Panamá, S. A. y Cervecerías Barú Panamá, S. A. ante el Juzgado Noveno de Circuito de lo Civil del Primer Circuito Judicial de Panamá, por la cantidad de B/.41,468,423.65 más costas, gastos e intereses, por razón de realizar prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. En virtud de lo establecido por la Ley 29 de 1996, las demandantes han solicitado que la condena que se establezca sea de tres veces dicho monto.

De acuerdo a consultas realizadas a los asesores legales de Cervecería Nacional, S. A., éstos consideran que existen grandes probabilidades de que no se acceda a lo pedido y, por lo tanto, se absuelva a la Compañía de los cargos presentados en su contra. Al 30 de septiembre de 2003, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

Procesos Administrativos
En marzo del 2000, Cervecerías Barú Panamá, S. A. presentó ante la Comisión de Libre Competencia y Asuntos del Consumidor (CLICLAC) denuncia contra Cervecería Nacional, S. A. y subsidiarias por la supuesta Comisión de Prácticas Monopolísticas relativas en el mercado de distribución y venta de cervezas en la República de Panamá, con el objeto de desplazarla indebidamente del mercado. Cabe destacar que este procedimiento no compromete el patrimonio de la empresa ya que la CLICAC no tiene facultades para imponer condenas por esta razón.

Mediante Acuerdo No.PC-014-01 del 30 de abril del 2001, el Pleno de Comisionados de la CLICLAC ordena la apertura de una "investigación administrativa de oficio" por la presunta Comisión de Prácticas Monopolísticas relativas según los Artículos No.14, No.15, No.16 y No.17 de la Ley 29 de 1996, en donde figuran, por una parte, como agentes económicos vinculados a la investigación el Grupo Cervecería Nacional liderado por Cervecería Nacional, S. A. y sus subsidiarias Distribuidora Comercial, S. A., Cervecería Chiricana, S. A. y Refrescos Nacionales, S. A. y por otra parte Cervecerías Barú Panamá, S. A.

Mediante Auto No.862 del 12 de octubre del 2001, la Juez Octava del Circuito, Ramo Civil del Primer Circuito Judicial de Panamá, admitió solicitud de aseguramiento de pruebas presentada por la CLICLAC y ordenó la práctica de las mismas. En la actualidad se está en trámite de obtener declaraciones y testimonios.

Mediante Acuerdo N° PC-558-02 fechado 31 de diciembre de 2002, el pleno de los Comisionados de la CLICAC decidió ordenar la interposición de formal demanda ante los tribunales de justicia, contra Cervecería Nacional, S.A. Distribuidora Comercial, S.A. y Refrescos Nacionales, S.A., lo que significa que Cervecería Nacional, S.A. deberá comparecer al proceso con el fin de enfrentar la demanda en cuestión.

15. Gastos de Venta, Generales y Administrativos

Un detalle de los gastos de venta, generales y administrativos al 30 de septiembre de 2003 y 2002, se presenta a continuación:

	2003	2002
Salarios y otras remuneraciones	**B/. 9,762,131**	B/. 12,187,079
Dietas de directores	**120,395**	240,450
Gastos de franquicia	**181**	58,170
Convención colectiva	**337,238**	439,128
Prestaciones laborales	**2,226,477**	2,395,968
Servicios profesionales	**1,205,801**	1,029,563
Servicios especiales	**1,275,039**	496,352
Servicios de escolta	**280,379**	388,514
Depreciación y amortización	**4,518,486**	4,899,976
Propaganda y promociones	**6,574,043**	5,821,674
Becas, seminarios, cuotas y convenciones	**314,179**	272,670
Gastos de viaje	**214,990**	249,657
Alquileres	**119,622**	432,749
Materiales, papelería y útiles de oficina	**369,902**	523,312
Seguros	**552,541**	741,810
Impuestos	**552,881**	456,631
Comunicaciones	**407,450**	491,360
Contribuciones y donaciones	**72,390**	73,015
Reparación, mantenimiento, gasolina, aceite y otros	**2,273,683**	1,857,736
Mantenimiento de equipo tecnológico	**306,990**	306,822
Gasto de acarreo	**2,362,840**	1,966,168
Energía eléctrica y consumo de agua	**473,192**	329,188
Alimentación y transporte de empleados	**646,681**	975,484
Aseo y limpieza	**295,466**	295,697
Almacenaje, carga y flete	**34,788**	113,839
Combustible, aceite y aditivos	**1,053,251**	1,070,927
Producto dañado, cambios y roturas	**1,080,526**	1,070,351
Plan vehicular	**572,887**	579,830
Cuentas malas	**260,000**	760,925
Gastos bancarios	**66,745**	78,636
Otros gastos	**883,801**	635,359
	B/. 39,214,975	B/. 41,239,040

16. Gastos de Reestructuración

Los gastos de reestructuración corresponden principalmente a indemnizaciones y primas pagadas a los empleados que fueron liquidados como parte del proceso de reestructuración operativa del Grupo.

17. Cargos Extraordinarios

Los cargos extraordinarios corresponden principalmente a un alcance de Impuesto de Transferencia de Bienes Muebles (ITBM) del año 1999, intereses y honorarios profesionales relacionados con el mismo.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Resultados (Últimos 12 meses)
Al 30 de septiembre de 2003

Ingresos	
Ventas netas	**B/.141,520,209**
Costo de ventas	**70,167,254**
Contribución Marginal	**71,352,955**
Gastos de ventas, generales y administrativos	**62,237,053**
Resultado de Operación	**9,115,902**
Otros ingresos	**722,196**
Alquileres ganados	**138,015**
Intereses ganados	**136,617**
Dividendos ganados	**9,727**
Ganancia en venta de propiedades	**189,974**
Otros ingresos	**1,196,529**
Intereses y cargos financieros	**1,065,239**
Participación en utilidad de compañías afiliadas	**(2,173,327)**
Utilidad antes del impuesto sobre la renta	7,073,865
Impuesto sobre la renta estimado:	
Corriente	**206,092**
Diferido	**615,020**
Total impuesto sobre la renta estimado	**821,112**
Participación de accionistas minoritarios en pérdida de subsidiarias consolidadas	**(68,202)**
Utilidad neta	**B/. 6,184,551**
Números de acciones	**15,359,262**
Utilidad por acción	**B/. 0.40**

Cervecería Nacional, S. A. y Subsidiarias

CONSOLIDACION DEL BALANCE GENERAL

30 de Septiembre de 2003

	Total Consolidado	ELIMINACIONES Dr.	Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial, S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
ACTIVOS									
Activos Corrientes									
Efectivo	B/. 2,362,175	B/. -	B/. -	2,362,175	1,797,378	513,281	18,578	32,938	-
Documentos y cuentas por cobrar, neto	13,161,100	-	-	13,161,100	645,032	3,708,679	87,928	8,719,461	-
Cuentas por cobrar - afiliadas	15,000,000	-	13,236,886	28,236,886	23,577,375	-	-	4,423,626	235,885
Inventarios	20,084,649	299,019	1,146,333	20,931,963	12,148,912	3,324,721	319	5,458,011	-
Impuesto sobre la renta pagado por anticipado	3,060,426	-	-	3,060,426	543,872	1,686,676	129,956	699,922	-
Gastos pagados por anticipado	3,999,885	-	-	3,999,885	2,063,930	995,866	8,698	931,391	-
	57,668,235	299,019	14,383,219	71,752,435	40,776,499	10,229,223	245,479	20,265,349	235,885
Activos No Corrientes									
Inversión en subsidiarias	-	-	50,036,193	50,036,193	49,746,402	289,791	-	-	-
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio	10,713,136	-	-	10,713,136	9,871,612	-	-	231,982	609,542
Inversiones	2,127,528	-	6,000,000	8,127,528	656,354	6,036,000	294,170	436,610	704,394
Fondo de cesantía	3,944,236	-	-	3,944,236	1,454,486	1,287,649	-	1,202,101	-
Propiedades, planta y equipos, neto	90,759,102	3,783,281	71,916	87,047,737	40,328,859	12,074,350	19,748,449	14,896,079	-
Otros activos	2,508,503	760,495	123,581	1,871,589	-	178,279	4,020	1,689,290	-
	110,052,505	4,543,776	56,231,690	161,740,419	102,057,713	19,866,069	20,046,639	18,456,062	1,313,936
TOTAL ACTIVOS	B/. 167,720,740	B/. 4,842,795	B/. 70,614,909	233,492,854	142,834,212	30,095,292	20,292,118	38,721,411	1,549,821
PASIVOS E INVERSIÓN DE ACCIONISTAS									
Pasivos Corrientes									
Préstamos por pagar	B/. 28,884,348	B/. -	B/. -	28,884,348	28,884,348		-	-	-
Bonos por pagar	1,000,000	6,000,000		7,000,000	-	-	-	7,000,000	-
Documentos y cuentas por pagar	12,856,748	-		12,856,748	9,535,679	1,135,707	14,209	2,171,153	-
Dividendos y cuentas por pagar - afiliadas	-	13,441,390	-	13,441,390	-	3,667,100	9,774,290	-	-
Prestaciones y gastos acumulados por pagar	2,527,167	-	-	2,527,167	779,218	788,497	12,656	946,796	-
Impuesto sobre la renta por pagar	-			-	-		-	-	-
	45,268,263	19,441,390	-	64,709,653	39,199,245	5,591,304	9,801,155	10,117,949	-
Pasivos No Corrientes									
Préstamo por pagar, neto de porción corriente	14,360,869	-	-	14,360,869	14,360,869	-	-	-	-
Bonos por pagar	-	-	-	-	-	-	-	-	-
Prima de Antigüedad e Indemnización	1,298,880	-	-	1,298,880	688,212	231,338	-	379,330	-
Impuesto sobre la renta diferido	4,590,590	638,397	351,432	4,877,555	4,443,055	195,465	-	239,035	-
	65,518,602	20,079,787	351,432	85,246,957	58,691,381	6,018,107	9,801,155	10,736,314	-
consolidadas	953,864	1,665,147	2,619,011	-	-	-	-	-	-
Inversión de Accionistas									
Capital pagado	40,296,731	56,075,683	-	96,372,414	40,586,521	16,880,987	9,065,677	28,289,408	1,549,821
Utilidades retenidas	59,217,839	44,375,954	53,454,014	50,139,779	43,556,310	7,196,198	-308,823	-303,906	-
Superávit por revaluación	1,734,109	-	-	1,734,109	-	-	1,734,109	-	-
Impuesto complementario	-405	-	-	-405	-	-	-	-405	-
Total Inversión de Accionistas	101,248,274	100,451,637	53,454,014	148,245,897	84,142,831	24,077,185	10,490,963	27,985,097	1,549,821
TOTAL PASIVOS E INVERSIÓN DE ACCIONISTAS	B/. 167,720,740	B/. 122,196,571	B/. 56,424,457	233,492,854	142,834,212	30,095,292	20,292,118	38,721,411	1,549,821
	-	127,039,366	127,039,366	-	-	-	-	-	-

Cervecería Nacional, S. A. y Subsidiarias

CONSOLIDACIÓN DEL ESTADO DE RESULTADOS

Período terminado el 30 de Septiembre de 2003

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
Ingresos									
Ventas a subsidiarias	B/. -	B/. 35,305,051	B/. -	35,305,051	35,305,051	-	-		-
Ventas a clientes	103,752,095		-	103,752,095	130,486	62,866,498	-	40,755,111	-
Ventas netas	103,752,095	35,305,051	-	139,057,146	35,435,537	62,866,498	-	40,755,111	-
Costo de ventas	51,376,877	1,269,583	35,971,270	86,078,564	15,932,658	45,231,246	-	24,914,660	-
Contribución Marginal	52,375,218	36,574,634	35,971,270	52,978,582	19,502,879	17,635,252	-	15,840,451	-
Gastos de ventas, generales y administrativos	39,214,975	36,513	3,117,077	42,295,539	9,209,691	18,188,730	523,493	14,373,625	-
Resultado de operación	13,160,243	36,611,147	39,088,347	10,683,043	10,293,188	-553,478	-523,493	1,466,826	-
Otros ingresos	510,339	148,514	-	658,853	167,361	393,831	3,315	94,346	-
Alquileres ganados	88,405	376,200	-	464,605	-	18,950	442,055	3,600	-
Intereses ganados	97,208	414,459	-	511,667	43,101	451,269	-	17,297	-
Dividendos ganados	7,317	2,332,790	650	2,339,457	-	0	-	4,020	2,335,437
Dividendos ganados - intercompañía	-	3,354,395	-	3,354,395	3,343,160	11,235	-	-	-
Ganancia en venta de propiedades	189,974	-	-	189,974	-	81,447	70,000	38,527	-
Otros ingresos	893,243	6,626,358	650	7,518,951	3,553,622	956,732	515,370	157,790	2,335,437
Utilidad bruta en ventas	14,053,486	43,237,505	39,088,997	18,201,994	13,846,810	403,254	-8,123	1,624,616	2,335,437
Intereses y cargos financieros	743,462		414,459	1,157,921	687,733	-	-	470,188	-
Participación en utilidades de compañías afiliadas	-1,480,406	-	-	-1,480,406	-1,480,406	-	-	-	-
Utilidad antes de gastos de reestructuración	11,829,618	43,237,505	39,503,456	15,563,667	11,678,671	403,254	-8,123	1,154,428	2,335,437
Gastos de Extrardinarios	2,197,945			2,197,945	402,911	822,879	-	972,155	
Utilidad antes del impuesto sobre la renta	9,631,673	43,237,505	39,503,456	13,365,722	11,275,760	-419,625	-8,123	182,273	2,335,437
Impuesto sobre la renta estimado:									
Corriente	809,912	-	-	809,912	791,914	-	-	17,998	-
Diferido	295,440	-	-	295,440	524,766	-107,524	-	-121,802	-
Total impuesto sobre la renta Estimado	1,105,352	-	-	1,105,352	1,316,680	-107,524	-	-103,804	-
Utilidad antes de la participación de accionistas minoritarios en subsidiarias consolidadas	8,526,321	43,237,505	39,503,456	12,260,370	9,959,080	-312,101	-8,123	286,077	2,335,437
Participación de accionistas minoritarios en subsidiarias consolidadas	5,721	5,721		-	-	-	-	-	-
Utilidad neta	B/. 8,520,600	B/. 43,243,226	B/. 39,503,456	12,260,370	9,959,080	-312,101	-8,123	286,077	2,335,437

CONSOLIDACIÓN DEL ESTADO DE UTILIDADES RETENIDAS

Período terminado el 30 de Septiembre de 2003

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
Saldo al inicio del período	B/. 56,341,629	B/. 1,132,728	B/. 10,596,813	46,877,544	39,252,856	8,319,981	-298,904	-396,389	-
Ajustes de períodos anteriores	-	-	-	-	-	-	-	-	-
Saldo ajustado al inicio del período	56,341,629	1,132,728	10,596,813	46,877,544	39,252,856	8,319,981	-298,904	-396,389	-
Utilidades capitalizadas	-115,057	-	232,125	-347,182	-115,057	-36,735	-1,796	-193,594	-
Utilidad neta	8,520,600	43,243,226	39,503,456	12,260,370	9,959,080	-312,101	-8,123	286,077	2,335,437
Dividendos pagados	-5,529,333	-	3,121,620	-8,650,953	-5,540,569	-774,947	0	-	-2,335,437
Saldo al final del Período	B/. 59,217,839	B/. 44,375,954	B/. 53,454,014	50,139,779	43,556,310	7,196,198	-308,823	-303,906	-

CERVECERIA NACIONAL, S.A.

TELEFONO: 279-5800
APARTADO 6-1393
EL DORADO PANAMA
FAX: 279-5865

File No. 82-4704

December 23, 2003

Dear Stockholder:

We are pleased to inform you that our Board of Directors has approved in the meeting of February 4th, payment of the dividend of year 2003 for US$0.48 net per share, payable as follows:

Dividend	**Date of Payment**	**Stockholder Registration Deadline**
US$0.12	March 20, 2003	March 8, 2003
US$0.12	June 20, 2003	June 6, 2003
US$0.12	September 23, 2003	September 9, 2003
US$0.12	**December 23, 2003**	December 9, 2003

Enclosed you will find check covering the **fourth** dividend of 2003.

We take the opportunity to wish you a Merry Christmas and a Happy and Prosperous New Year.

Very truly yours,

Dario Castaño Zapata
Executive President

encls.

CERVECERIA NACIONAL, S.A.

TELEFONO: 279-5800
APARTADO 6-1393
EL DORADO PANAMA
FAX: 279-5865

File No. 82-4704

04 JAN 12 PM 7:21

23 de diciembre de 2003

Estimado Señor Accionista:

La Junta Directiva, en reunión del 4 de febrero de 2003, aprobó el pago de dividendo de Cervecería Nacional, S.A. para el año 2003, a razón de B/.0.48 centavos por acción y pagadero de la siguiente forma:

Dividendo	**Fecha de Dividendo**	**Accionistas Registrados hasta**
B/.0.12	20 de marzo de 2003	8 de marzo de 2003
B/.0.12	20 de junio de 2003	6 de junio de 2003
B/.0.12	23 de septiembre de 2003	9 de septiembre de 2003
B/.0.12	**23 de diciembre de 2003**	9 de diciembre de 2003

Adjunto encontrará su cheque correspondiente al pago del **cuarto** dividendo del año 2003.

Aprovechamos la ocasión para desearle una Feliz Navidad y un Venturoso Año Nuevo.

Cordialmente,

Dario Castaño Zapata
Presidente Ejecutivo

adj.

CERVECERIA NACIONAL, S.A.

File No. 82-4704

TELEFONO: 279-5800
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

04 JAN 12 AM 7:21

23 de septiembre de 2003

Estimado Señor Accionista:

La Junta Directiva, en reunión del 4 de febrero de 2003, aprobó el pago de dividendo de Cervecería Nacional, S.A. para el año 2003, a razón de B/.0.48 centavos por acción y pagadero de la siguiente forma:

Dividendo	Fecha de Dividendo	Accionistas Registrados hasta
B/.0.12	20 de marzo de 2003	8 de marzo de 2003
B/.0.12	20 de junio de 2003	6 de junio de 2003
B/.0.12	**23 de septiembre de 2003**	9 de septiembre de 2003
B/.0.12	23 de diciembre de 2003	9 de diciembre de 2003

Adjunto encontrará su cheque correspondiente al pago del **tercer** dividendo del año 2003.

Cordialmente,

Darío Castaño Zapata
Presidente Ejecutivo

adj.

CERVECERIA NACIONAL, S.A.

TELEFONO: 279-5800
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

September 23, 2003

Dear Stockholder:

We are pleased to inform you that our Board of Directors has approved in the meeting of February 4th, payment of the dividend of year 2003 for US$0.48 net per share, payable as follows:

Dividend	Date of Payment	Stockholder Registration Deadline
US$0.12	March 20, 2003	March 8, 2003
US$0.12	June 20, 2003	June 6, 2003
US$0.12	**September 23, 2003**	September 9, 2003
US$0.12	December 23, 2003	December 9, 2003

Enclosed you will find check covering the **third** dividend of 2003.

Very truly yours,

Dario Castaño Zapata
Executive President

encls.